EXHIBIT 99.1

Acasti Pharma Appoints Brian Groch as Chief Commercial Officer

LAVAL, Québec, June 04, 2018 (GLOBE NEWSWIRE) -- Acasti Pharma Inc. (NASDAQ:ACST) (TSX-V:ACST) (the “Company” or “Acasti Pharma”), a biopharmaceutical innovator focused on the research, development and commercialization of its prescription drug candidate CaPre® (omega-3 phospholipid) for the treatment of severe hypertriglyceridemia, today announced the appointment of Brian Groch as Chief Commercial Officer.

Mr. Groch brings over 25 years of senior experience in the healthcare and life science industries, including product commercialization, developing and executing global sales strategies, business development, and operations. Most recently, Mr. Groch served as Executive Vice President and Chief Commercial Officer at Veru Inc., a urology, oncology and female health products company, where he was responsible for leading the development and execution of the company’s long-term commercial strategy.  Under his leadership, Veru experienced rapid growth in sales of the Company’s women’s health product.  Mr. Groch also served as Chief Commercial Officer for Telesta Therapeutics, where he led the development and implementation of the global commercial strategy.  Previously, Mr. Groch served as Vice President of Commercial Operations and Market Access for Horizon Therapeutics, where he oversaw global operations including the integration of two acquisitions valued over $1.5 billion.  Mr. Groch has also served as CEO and President of Exsto Therapeutics, Head of Market Access for Dendreon, and Director of Health Policy for Phadia. He has held senior management roles with Novartis and Merck & Co. He holds an M.S. in Healthcare Administration and Marketing from Central Michigan University, as well as a B.S. in Physiology from Central Michigan University.

Jan D’Alvise, President and CEO of Acasti Pharma, commented, “Having recently commenced enrollment in our Phase 3 trial, we remain on track to complete enrollment by the end of this year, and we look forward to reporting the results of our trial in 2019.  With this goal in mind, we are delighted to welcome Brian to the senior management team, where he will be instrumental in helping lead us through the next phase of our global commercial planning and market development for CaPre.  In particular, he brings extensive experience in commercial strategy, partnering, sales and distribution operations, and also has key relationships within the industry that could help accelerate our commercial plans.”

Brian Groch commented, “I am delighted to join Acasti at this exciting time in the Company’s development.  Prescription omega-3s represent a multi-billion-dollar global market1, with significant expansion opportunities.  If Acasti’s Phase 3 studies reproduce the results observed in Phase 2, CaPre holds significant potential for treating severe hypertriglyceridemia, as well as potentially becoming the only omega-3 therapeutic with positive impact on the major blood lipids associated with cardiovascular disease risk.  As Chief Commercial Officer, I look forward to helping aggressively drive the commercialization of CaPre on a global basis.”

About Acasti Pharma

Acasti Pharma is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre® (omega-3 phospholipid), for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one third of the U.S. population. Since its founding in 2008, Acasti Pharma has focused on addressing a critical market need for an effective, safe and well-absorbing omega-3 therapeutic that can make a positive impact on the major blood lipids associated with cardiovascular disease risk. CaPre is being evaluated in a Phase 3 clinical program in patients with severe hypertriglyceridemia, a market that includes 3 to 4 million patients in the U.S. and may expand significantly if omega-3s demonstrate long-term cardiovascular benefits in on-going outcomes studies. Acasti Pharma’s strategy is to commercialize CaPre in the U.S. and the company is pursuing partnerships to market CaPre in major countries around the world. For more information, visit www.acastipharma.com.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of U.S. federal securities laws (collectively, “forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti Pharma to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “may,” “believes,” “belief,” “expects,” “intends,” “anticipates,” “potential,” “will,” or “plans” to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking statements in this press release include, but are not limited to, CaPre’s potential to become the “best-in-class” cardiovascular drug for treating severe Hypertriglyceridemia (HTG), the completion of enrollment by end of year, obtaining trial results by end of fiscal 2019 and the commercialization potential of CaPre.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Acasti Pharma’s latest annual report on Form 20-F (the “Annual Report”) and most recent management’s discussion and analysis (“MD&A”), which are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar/shtml, and on the investor section of Acasti Pharma’s website at www.acastipharma.com. All forward-looking statements in this press release are made as of the date of this press release. Acasti Pharma does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other assumptions, risks and uncertainties that are described from time to time in Acasti Pharma’s public securities filings with the Securities and Exchange Commission and the Canadian securities regulators, including Acasti Pharma’s Annual Report and MD&A.

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Acasti Contact:
Jan D’Alvise
Chief Executive Officer
450-686-4555
info@acastipharma.comwww.acastipharma.com

U.S. Contact:
Crescendo Communications, LLC
Tel: 212-671-1020
Email: ACST@crescendo-ir.com

Canada Contact:
Glen Akselrod Bristol Capital Ltd.
(905) 326-1888 ext 10
glen@bristolir.com

1 GOED proprietary research; Global EPA and DHA Pharmaceutical Spending by Region